Exhibit 4.6

Summary of Syndicate Loan Agreement dated May 31, 2006, between Semiconductor

Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing

International Corporation, as guarantor, and China Construction Bank, China MingSheng Bank,

China Development Bank, Industrial And Commercial Bank Of China, Agricultural Bank of China,

Bank of China, China Merchants Bank, China BoHai Bank, Bank of Communications and

Bangkok Bank.

On May 31, 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) entered into a five-year loan agreement with an aggregate principal amount of US$300 million with a syndicate of banks based in the People’s Republic of China. China Construction Bank led the arrangement of the loan. Other participants in the syndicate include China MingSheng Bank, China Development Bank, Industrial And Commercial Bank Of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China BoHai Bank, Bank of Communications and Bangkok Bank.

The draw-down period under the loan is two years. The loan is repayable in six semi-annual installments beginning in May 2009. The Registrant has guaranteed SMIC Tianjin’s obligations under the loan, which is also secured by SMIC Tianjin’s existing fixed assets.

Any of the following would constitute an event of default for SMIC Tianjin during the term of the facility:

•	[Net profit + depreciation + amortization + financial expenses - (increase of accounts receivable and advanced payments + increase of inventory - increase in accounts payable and advanced receipts)] / financial expenses < 1; and

•    The ratio of total debt to total assets is less than 60% during the ramp up period of SMIC Tianjin and less than 40% after the facility is at full capacity.